UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 25, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicy-Held Company

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

MATERIAL FACT

Pursuant to article 157, § 4, of Law 6,404/76 and CVM Instruction 358/2002, as amended, Fibria Celulose SA (BM&FBOVESPA: FIBR3 | NYSE: FBR) (“FIBRIA” or “Company”) hereby informs its shareholders and the market in general that, at the Extraordinary General Meeting of the Company held on April, 25th, 2014, was approved a general plan for the granting of stock options to purchase shares of the Company (the “Stock Option Plan”), aiming to align the interests and retain members of the Statutory and Non Statutory Board of Officers and management level executives of the Company in the long term. Options granted under this Plan Option shall always respect the maximum of 1.5% of the shares representing the capital stock of the Company. The management of the Stock Option Plan shall be attributed for the Company’s Board of Directors. The full version of the Stock Option Plan is available on the webpage of the Company’s (www.fibria.com.br/ir) and on the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br).

São Paulo, April 25th, 2014.

Guilherme Perboyre Cavalcanti

Director of Finance and Investor Relations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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